July 13, 2005

Via Facsimile (615) 742-6293 and U.S. Mail

F. Mitchell Walker, Jr.
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, TN 37238
(615) 742-6200

RE:	Performance Food Group Company
      Schedule TO-I filed June 30, 2005
	File No. 005-43025

Dear Mr. Walker:

      We have the following comments on the above-referenced filing:

Schedule TO-C

1. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See
Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C)of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the prospectus.

Schedule TO-I
Forward-Looking Statements, page 8

2. We reference your statement that you do not assume an obligation to update any forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

Withdrawal Rights, page 23

3. We note that shares tendered in the tender offer other than shares held in the ESSP may be withdrawn at any time before the expiration date. Participants in the ESSP must submit a new Trustee Direction Form to withdraw their shares on Wednesday, August 3, 2005, at 5:00 p.m., which is the sixth business day prior to the expiration of the tender offer. If your offer is extended, you state that such withdrawals must be received no later than 5:00 p.m. on the sixth business day prior to the expiration of the tender offer as extended. In a supplemental response, please tell us how this withdrawal scheme is consistent with your obligation to permit securities tendered pursuant to the issuer tender offer to be withdrawn at any time during the period your offer remains open. Please see Rule 13e-4(f)2)(i).

Conditions of the Offer, page 26

4. Several offer conditions include the trigger of changes in your stock ownership or prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by a change in your stock ownership, so that security holders will have the ability to objectively determine whether the condition has been triggered.

5. The third sub-bullet under your third bulleted offer condition
(on page 27) refers to "the commencement or escalation of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism." Given the current situation in Iraq and the recent escalation of hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. For example, does this offer condition require a material adverse effect on the Company in order to be regarded as triggered? Please revise or advise.

Dealer Manager, page 40

6. We note that you will pay a fee to the dealer manager that is "reasonable and customary" for these services. You do not indicate the structure of the fee arrangement, but such arrangement may be based on the principal amount of shares tendered, or some similar structure. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances.
If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Goldman, Sachs & Co.?

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your Schedule TO-I in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions